SIX MONTHS ENDED SEPTEMBER 30, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2011, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of November 28, 2011.

This discussion includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development, and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	OVERVIEW

Amarc is focused on mineral exploration at both the Newton Joint Venture property (80% Amarc/20% Newton Gold Corp.) and its 100% owned Galileo property, which are located within a new gold belt in south-central British Columbia ("BC"). The Company’s goal is to delineate an important new gold discovery similar to the Blackwater deposit (Indicated Resources of 184 million tonnes at 0.94 g/t gold and 4.9 g/t silver and Inferred Resources of 43 million tonnes at 0.88 g/t gold and 4.7 g/t silver at a 0.3 g/t gold cut-off, New Gold website). The Newton and Galileo properties are located 175 kilometres south and 16 kilometers west, respectively, of the Blackwater deposit.

The gold mineralization at Newton is similar in age and geological characteristics to the mineralization at Blackwater. The Company is currently drilling to delineate the grade and continuity of the gold mineralization extending eastward under shallow cover from its discovery zone at the Newton property.

At Galileo, extensive Induced Polarization (“IP”) ground geophysics surveys have defined five significant targets for drill testing.

In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

YUKON
NORTHWEST TERRITORIES
CANADA
GALILEO PROJECT
NEWTON PROJECT
USA
Atlin
Tulsequah
Dease Lake
Gnat
Kutcho
BRITISH COLUMBIA
Fort Nelson
ALASKA
Schaft
Galore
Eskay
KSM
Kemess
Fort St. John
Stewart
Lorraine
Bell Granisle
Kwanika
Mt. Milligan
ALBERTA
Smithers
Prince Rupert
Buck
Harmony
Huckleberry
Equity
Endako
Prince George
Cariboo
QR
Blackwater
GALILEO PROJECT
Gibraltar
Mt. Polley
Bella Coola
Williams Lake
NEWTON PROJECT
New Prosperity
Harper
Golden
Blackdome
New Afton
Kamloops
Valley
Island Copper
Kelowna
Cranbrook
Brenda
Copper Mtn.
Hope
Vancouver
Myra Falls
Victoria
USA
Legend
Mine/Advanced Project
Highway
N
0 100 200 Km
0 100 200 Miles

Figure 1. Location of the Newton and Galileo Properties.

The Newton Joint Venture

The Newton property is located approximately 110 kilometres southwest of the City of Williams Lake, BC (see Figure 1). Wide spaced exploration core drilling by previous operators at Newton tested for porphyry-style copper mineralization which in general returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11) positioned in the easternmost part of the area drilled intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold), 95 metres at 0.51 g/t Au, 60 meters of 0.69 g/t gold and 46 meters of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc in 2009 suggested that the property held potential for a bulk-tonnage gold deposit.

The most intensively developed mineralization includes disseminated sulphides, and appears to be preferentially localized within pervasively altered volcaniclastic and epiclastic rock units. These host rocks are characterized by both a high permeability and wide geographic distribution – a permissive environment for bulk-tonnage style mineralization.

A 14-hole diamond drill program completed by Amarc in early 2010 returned broad continuous intervals of bulk-tonnage style gold and silver mineralization. Significant assay results from this discovery drilling program include hole 9001 69 metres at 1.41 g/t gold, hole 9003 129 metres at 0.84 g/t gold, hole 9004 189 metres at 1.56 g/t gold including 141 metres at 2.01 g/t gold and hole 14 138 metres at 0.74 g/t gold (see MD&A June 30, 2011 for tabulated assay results for the 14-hole, 2010 discovery drill program).Surface exploration programs completed in 2010 included IP geophysics and soil sampling surveys, together with geological mapping. This work defined an extensive IP chargeability anomaly indicating a major sulphide mineralized system that extended over an area of approximately eight square kilometres. The approximately 200 metre by 200 metre area tested by the 2010 discovery drill program is located in the southeastern sector of the extensive anomaly.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

A 28-hole core drilling program completed in the first quarter of 2011 executed a series of widely spaced, exploration-style drill holes to test the extensive sulphide mineralised system at the Newton gold discovery zone. Highlights from the drilling completed in early 2011 include important intercepts in hole 11040, for example, 116 metres at 0.58 g/t gold including 27 meters at 1.12 g/t gold, which established that the discovery zone potentially extends eastward under shallow cover and remains open to the east (see MD&A June 30, 2011 for tabulated assay results for the 28-hole, 2011 drill program).

Drill permits have been obtained for twenty five holes and core drilling designed to delineate the grade and continuity of gold mineralization extending eastward under shallow cover from Amarc's discovery zone is underway.

Included in the Newton Joint Venture Agreement are extensive mineral claims extending to the south of the discovery area. Public domain information indicates that the region has favourable geology and geochemistry for porphyry gold-copper deposits and possibly Newton-style gold deposits. In 2010, Amarc delineated a number of deposit scale targets for ground follow-up by combing in-house knowledge, public domain data and the results of a 7,000-line kilometre ZTEM survey (Z-Axis Tipper Electromagnetic System) and a high-sensitivity magnetometer airborne geophysical survey.

Initial field evaluations in 2010, including prospecting, soil geochemical sampling and IP geophysical surveys, were completed on selected targets. These field surveys defined three significant copper-molybdenum multi-element geochemical and coincident IP geophysical anomalies for drill testing.

In 2011, several additional targets were identified within the Newton Joint Venture property for ground assessment. Field-based IP ground geophysical surveys are underway to determine which among these targets represent mineralized systems requiring drill testing.

The Newton Joint Venture properties are located some 100 kilometres west of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315% copper and 0.008% molybdenum, Taseko Mines Limited) that has been in operation, with some years of historic shutdowns, since 1973, and the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34% copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, as well as late-stage development projects – notably the Prosperity gold-copper project (Proven and Probable Reserves of 831 million tonnes grading 0.43 g/t gold and 0.22% copper, Taseko Mines Limited).

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Newton Joint Venture Agreement

In August 2009, Amarc entered into an Option and Joint Venture Agreement (the "Newton Agreement") with Newton Gold Corp. ("NGC", initially named High Ridge Resources) with respect to the Newton property. Under the terms of the Newton Agreement Amarc has earned into an 80% interest in the Newton property within an accelerated timeframe, by making a $60,000 cash payment, issuing 100,000 Amarc shares to the underlying owners and funding $4.94 million in exploration expenditures, and has entered into the Newton Joint Venture Agreement (the "Newton JV Agreement") with NGC.

The companies agreed to incorporate adjacent mineral claims into the Newton JV Agreement, resulting in a project area totalling 284 mineral claims. The Newton Joint Venture has a 100% undivided interest in all claims held under the Newton JV Agreement. Amarc is the operator of the property as manager under the Newton JV Agreement.

The claims defined in the underlying option agreement to the Newton Agreement are subject to a 2% net smelter returns royalty (“NSR”), which may be purchased for $2 million. Advance annual royalty payments of $25,000 commenced in 2011.

The Newton Joint Venture has approved a budget of $4.9 million that primarily relates to the delineation of the grade and continuity of gold mineralization extending eastward under shallow cover from the discovery zone drilling. The budget also includes capacity for drill testing of the three copper-molybdenum porphyry targets and surface assessment of the new targets delineated to the south of the discovery zone.

In 2011, permits have been received for all proposed drilling and currently two drill rigs are testing the eastward extension of the gold mineralization from the discovery zone. Permits have also been received this year for IP ground geophysical surveys to test the newly delineated targets to the south of the discovery zone. Two IP survey crews are currently completing this program.

The Newton Joint Venture has undertaken significant consultation with local First Nations and both parties have worked together in a diligent manner in order to develop a positive working relationship.

The Galileo and Hubble Properties

Amarc owns a 100% interest in the approximately 840 square kilometre Galileo and Hubble properties, which are located within the Blackwater district 120 kilometres southwest of Vanderhoof, BC. In early 2011 the Company completed a 4,400 line kilometre helicopter-borne, magnetic and electromagnetic geophysical survey from which twelve deposit-scale targets were identified. Initial field based IP ground geophysical surveys completed over these targets have identified five target areas for drill testing. Drill permit applications have been submitted to the provincial government.

The Galileo property is located approximately 16 kilometres to the west of New Gold’s Blackwater gold deposit (Indicated Resources of 184 million tonnes at 0.94 g/t gold and 4.9 g/t silver and Inferred Resources of 43 million tonnes at 0.88 g/t gold and 4.7 g/t silver at a 0.3 g/t gold cut-off, New Gold website). It is also 13 kilometres south of the Capoose silver-gold deposit (Indicated Resource of 39 million tonnes at 0.34 g/t gold and 23.7 g/t silver and Inferred Resource of 50 million tonnes at 0.32 g/t gold and 21.2 g/t silver at a 0.3g/t gold cut-off, Silver Quest website) and three kilometres west of the 3T's vein gold deposit (where best intercepts include 14 metres of 5.33 g/t gold and 50.6 g/t silver, 3.7 metres at 7.69 g/t gold and 84.2 g/t silver, 17.2 metres of 2.68 g/t gold and 152.1 g/t silver, Silver Quest website).

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Amarc is currently actively working to establish a positive relationship with the local First Nations.

The Galileo property lies approximately 135 kilometres southwest of the town of Vanderhoof and 176 kilometres southwest of northern BC’s regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

The Blackwater South Property

In September 2011, Amarc acquired by option agreement the 49 square kilometre Blackwater South exploration property. Blackwater South lies adjacent to the east of Amarc’s 100% owned Galileo Property and directly to the south of Silver Quest’s 3T's vein gold deposit. Permit applications for proposed exploration works are under preparation for submission to the provincial government.

Blackwater South Agreement

In September 2011, Amarc entered into an Option Agreement with Jesse Otto (the "Optionor"), an unrelated individual, whereby the Company was granted an option to acquire an undivided 100% interest in the Blackwater South property. Amarc can acquire its interest in the Blackwater South property by making cash payments of $35,000 and issuing 140,000 common shares over two years and expending $100,000 in exploration expenditures over a three year period. The Optionor retains a NSR of 2% which can be reduced to 1%, capped at an aggregate of $5,000,000 by making a cash payment of $1,000,000.

The Tulox Property Agreement

The Tulox property is located in the Cariboo region and covers an area of 54 square kilometres acquired over the period from 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) with respect to the Tulox property. Effective July 7, 2011, Tulox assigned this agreement to Newlox Gold Ventures Corp. ("Newlox") as part of a corporate reorganization, and Newlox has entered into an amended option agreement with Amarc (the "Option Agreement"). Under this Option Agreement, Newlox can acquire a 100% interest in the Tulox property by spending $2,000,000 on the Tulox Property and issuing 2,350,000 common shares in its capital to Amarc, in tranches ending August 2013.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Tulox has made a $10,000 cash payment and issued 775,000 common shares to date under the April 2009 option agreement. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain 60% interest in the Tulox property by completing an additional $10 million in Mineral Exploration Expenditures on the Property. The Tulox property is subject to a 3% net smelter returns royalty payable to Amarc, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

Market Trends

Although there has been periodic volatility in the gold market, the annual average price has increased for the past four years. In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and have, largely, continued to do so since that time. The average price in 2008 was US$872/oz, in 2009 was US$974/oz and in 2010 was US$1,227/oz. The average price in 2011 to the date of this MD&A is US$1,564/oz.

Copper prices increased significantly between late 2003 and mid-2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices began to increase again in 2009 and have continued to do so, overall, in 2010 and 2011, averaging US$2.34/lb in 2009 and US$3.42/lb in 2010. The average price in 2011 to the date of this MD&A is US$4.05/lb.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

1.4	SUMMARY OF QUARTERLY RESULTS

The amounts are expressed in thousands of Canadian dollars, except per-share amounts which are expressed in thousands. Small differences are due to rounding. These quarterly results are presented in accordance with IFRS.

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended	ended	ended	ended
	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2011	2011	2011	2010	2010	2010	2010	2009
Current assets	7,841	8,403	8,180	5,159	2,108	3,592	4,548	3,979
Restricted cash	187	167	162	142	112	112	102	103
Mineral exploration tax credit	1,180	1,180	1,180	2,307	1,863	1,625	1,625	1,625
Other assets	2	12	28	31	33	36	38	42
Total assets	9,210	9,762	9,550	7,639	4,116	5,365	6,313	5,749

Current liabilities	1,590	642	660	2,105	698	255	33	362
Shareholders’ equity	7,620	9,120	8,890	5,534	3,418	5,110	6,280	5,387
Total liabilities	9,210	9,762	9,550	7,639	4,116	5,365	6,313	5,749

Working capital	6,251	7,761	7,520	3,054	1,410	3,337	4,515	3,617

Expenses
Exploration	1,624	252	1,551	1,645	1,371	916	781	1,281
Administration	674	311	369	317	325	261	325	79
Other items	(276)	(746)	(293)	15	-	(13)	(47)	118
Net loss (income) for the period	2,022	(183)	1,627	1,977	1,696	1,164	1,059	1,478

Unrealized loss on available-for-sale marketable securities	(64)	(47)	(55)	(15)	(5)	7	3	(5)
Comprehensive loss (income)	1,958	(230)	1,572	1,962	1,691	1,171	1,062	1,473

Basic and diluted loss per share	0.02	0.00	0.02	0.02	0.02	0.01	0.01	0.02

Weighted average number of common shares outstanding (thousands)	102,729	102,729	89,132	87,326	83,839	83,839	83,288	72,839

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	RESULTS OF OPERATIONS

The Company recorded a net loss of $1,839,369 for the six month period ended September 30, 2011, compared to a net loss of $2,860,519 for the same period in fiscal 2011. The decrease in loss for the period was due primarily to decreased exploration expenditures during the current period, compared to the same period of the previous year, and to a gain on sale of mineral property to the Newton Joint Venture of $679,050.

	Six months		Six months
	ended		ended
	Sept. 30,		Sept. 30,
	2011		2010
	($ 000's	)	($ 000's	)	Discussion

Exploration expenses (excluding share based payment)	1,680		2,287

The decrease was due to lower exploration activities in the current period as permitting activities were underway during the current quarter. The lower level of exploration activities has led to lower assays and analysis expenses, geological expenses and site activities expenses.

Administration expenses (excluding share based payment)	723		586		The increase in administration expenses is mainly due to the increased activities related to the Newton Joint Venture.

Equity settled - share based payment	458		–		In the current period, the Company granted stock options to employees and directors, compared to nil in the same period of the comparative period.

Stock-based compensation expense in the current period was mainly due to the amortization of options vested in current period. There was no stock-based compensation expense charged to operations during the six month period ended September 30, 2010.

Interest income	42		10		The increase is due to higher cash balances on hand, as a result of the equity raised in the fourth quarter of fiscal year 2011.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	LIQUIDITY

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. In December 2010, the Company also issued flow-through common shares to raise funds.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7	CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8	OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9	TRANSACTIONS WITH RELATED PARTIES

The required disclosure is presented in note 11 of the accompanying unaudited interim financial statements for the six months ended September 30, 2011.

1.10	FOURTH QUARTER

Not applicable.

1.11	PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12	CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in note 4 of the accompanying unaudited interim financial statements as at and for the period ended September 30, 2011.

1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15	OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a) capitalized or expensed exploration and development costs;

          The required disclosure is presented in the unaudited interim statements of operations. (b) expensed research and development costs; Not applicable.

(c) deferred development costs;

           Not applicable.

(d) general and administration expenses; and

          The required disclosure is presented in the unaudited interim statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

          None.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future financial statements.

	Expiry date	Exercise price	Number
Common shares			102,728,896
Options	April 28, 2012	$0.70	70,000
Options	March 30, 2013	$0.51	50,000
Options	September 23, 2014	$0.32	2,482,800
Options	September 23, 2016	$0.32	3,051,300

1.15.3	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.16	RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operating in a foreign country, including currency, political, social, and legal risk.

Due to the nature of the Company’s business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company’s actual exploration and operating results may be very different from those expected as at the date of this MD&A.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

  the particular attributes of the deposit, such as size, grade and proximity to infrastructure;
  metal prices, which are highly cyclical; and
  government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company’s projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company’s business and results of operation.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has yet been shown to be economic has yet been found on the Company’s project. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company’s projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

  the progress of ongoing exploration and development;
  the results of consultants’ analyses and recommendations;

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

  the rate at which operating losses are incurred;
  the execution of any joint venture agreements with strategic partners; and
  the acquisition of additional properties and other factors, many of which are beyond the Company’s control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances or any other properties the Company may acquire enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

Further exploration on, and development of, the Company’s projects will require additional resources/funding. The Company currently does not have sufficient funds to fully develop these projects. In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Environmental Matters

All of the Company’s mining operations will be subject to environmental regulations, which can make operations expensive or prohibit them altogether.

The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company’s exploration, development and any production activities will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company’s business, causing those activities to be economically re-evaluated at that time.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company’s securities will be established or sustained. The market price for the Company’s securities could be subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company’s directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers’ conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company’s business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2011
MANAGEMENT'S DISCUSSION AND ANALYSIS

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company’s employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company’s growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.